

Mail Stop 4561

November 27, 2017

Andres Reiner
President and Chief Executive Officer
PROS Holdings, Inc.
3100 Main Street, Suite 900
Houston, TX 77002

     Re: PROS Holdings, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 15, 2017
              Form 10-Q for the Quarterly Period Ended September 30, 2017
              Filed October 26, 2017
              File No. 001-33554

Dear Mr. Reiner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 7, 2017)

Summary Compensation Table, page 44

1.   We note that you have included compensation information for only your principal executive and financial officers, and your former chief operating officer. We further note your disclosure on page 29 indicating that you have only two executive officers. However, the executive profiles page of your website suggests that you may have additional executive officers. In this regard, you include a number of vice-presidents in the "Corporate Governance – Leadership Team" section of your

website. As you are aware, the term "executive officer," includes, without limitation, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or any officer or person who performs a policy making function.

In this regard we note the following biographical information for certain of your employees:

- Mr. Jahoda is described as leading the company's professional services organization.

- Mr. Rob Reiner is described as being "responsible for the company's technology vision, strategy and roadmap for product management, product development and science, as well as customer support and cloud operations."

- Mr. Yuen is president of the Travel Division.

In light of the functions performed by these employees, please explain how you determined that you do not have any additional executive officers for whom executive compensation disclosure was required for 2016. Refer to Item 402(a)(3) of Regulation S-K and Rule 3b-7 under the Securities Exchange Act of 1934.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue

Maintenance and support revenue, page 24

2.   You state that a portion of your maintenance contracts are recognized on a cash basis. Tell us the amount of revenue recognized on this basis in each of the periods presented and for each of the last two fiscal years. Please explain why these contracts are recognized as cash is collected and how you have addressed this policy in your revenue recognition policy disclosure that indicates that you recognize revenue from maintenance arrangements ratably over the period in which the services are provided. If the cash basis is used as a result of your assessment that collection of the fee in these arrangements is not reasonably assured, tell us how this is addressed in your discussion of liquidity.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Andres Reiner
PROS Holdings, Inc.
November 27, 2017
Page 3

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Katherine Wray, Staff Attorney, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

                            Sincerely,

                            /s/ Stephen Krikorian

                            Stephen Krikorian
                            Accounting Branch Chief
                            Office of Information Technologies
                            and Services